                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 12, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F
              -------                                             -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No
            -------                                               -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in
any doubt as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services Act 1986.

If you have sold or transferred all your Ordinary Shares in MERANT plc, you should send this document, together with the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

UBS Warburg, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for MERANT plc and for no other person in relation to the matters described in this document and accordingly will not be responsible to any other person for providing the protections afforded to customers of UBS Warburg or advising them on these matters in relation to the contents of this document or any transaction or arrangement referred to herein.



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MERANT PLC

PROPOSED DISPOSAL OF THE ACT DIVISION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING



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Your attention is drawn to the letter from the Chairman of MERANT plc set out on pages 5 to 8 of this document.

Notice of the Extraordinary General Meeting of the Company, to be held at the offices of UBS Warburg, 1 Finshury Avenue, London EC2M 2PP, UK at 11 am on 23 July 2001, is set out on page 33 at the end of this document.

THE ACTION TO BE TAKEN BY SHAREHOLDERS IS SET OUT ON PAGE 7 OF THIS DOCUMENT. Please complete, sign and return the enclosed form of proxy in accordance with the instructions printed thereon so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA as soon as possible and, in any event, not later than 48 hours before the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting.


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CONTENTS

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
                                                                                             Page
Expected Timetable of Principal Events.................................................        2
Definitions............................................................................        3
Glossary of Terms......................................................................        4
Part I Letter from the Chairman of MERANT..............................................        5
Part II Preliminary results for the financial year ended 30 April 2001.................        9
Part III Financial information on the ACT Division.....................................        22
Part IV Additional information.........................................................        26
Notice of Extraordinary General Meeting................................................        33



EXPECTED TIMETABLE OF PRINCIPAL EVENTS

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
Latest time and date for receipt of forms of proxy for the Extraordinary
        General Meeting                                                             11 am on 21 July 2001
Extraordinary General Meeting                                                       11 am on 23 July 2001
Anticipated date for Completion of the Disposal                                             31 July 2001*

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*The Completion date is expected to be no later than two business days following satisfaction or waiver of the conditions to completion, unless otherwise agreed in writing by the Company and the Purchaser.


Please note that the exchange rate used in this document to convert U.S. dollars into UK pounds is US$1.38 to Pound Sterling 1.00 except where noted.

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2

--------------------------------------------------------------------------------
DEFINITIONS
--------------------------------------------------------------------------------

The following definitions are used throughout this document, unless the context requires otherwise.

"Act"                        the Companies Act 1985, as amended

"the ACT Division"           the Application, Creation and Transformation
                             Division, which includes the Micro Focus product
                             line and services, which carries on the business
                             of developing, supporting,marketing, licensing
                             and selling a comprehensive suite of COBOL
                             application analysis, development, integration,
                             testing, and deployment environments for the
                             purpose of providing an enterprise solution to
                             integrate and extend a company's existing rules,
                             data and processes to the new platforms of
                             e-business

"Company" or "MERANT"        MERANT plc

"Completion"                 completion of the sale of the ACT Division in
                             accordance with the terms of the Disposal
                             Agreement

"Continuing Group"           the Group following completion of the Disposal

"Directors" or "Board"       the directors of MERANT as set out on page 5 of
                             this document

"Disposal"                   the proposed sale to the Purchaser of the ACT
                             Division pursuant to the Disposal Agreement

"Disposal Agreement"         the agreement dated 11 June 2001 between the
                             Company and the Purchaser in respect of the sale
                             and purchase of the ACT Division, further details
                             of which are set out in paragraph 6 of Part IV of
                             this document

"EGM" or "Extraordinary      the extraordinary general meeting of
                             Shareholders, notice of which is General Meeting"
                             set out at the end of this document

"Group"                      MERANT and its subsidiaries, including the ACT
                             Division

"Listing Rules"              the rules and regulations made by the UK Listing
                             Authority under Part IV of the Financial Services
                             Act 1986, as amended from time to time

"MERANT Share Option Plans"  the share option plans operated by MERANT plc, under the terms of which all MERANT employees are entitled to acquire Ordinary Shares in the Company

"Ordinary Shares"            the issued ordinary shares of 2p each in the
                             capital of the Company

"Purchaser"                  Micro Focus International Limited, a company
                             incorporated in the British Virgin Islands

"Resolution"                 the ordinary resolution to be proposed at the
                             EGM, as described in the notice of EGM set out at
                             the end of this document

"Shareholders"               holders of Ordinary Shares

"UBS Warburg"                UBS Warburg Ltd., financial adviser to the
                             Company

"UK Listing Authority"       the United Kingdom Listing Authority, being the
                             Financial Services Authority acting in its
                             capacity as the competent authority for the
                             purposes of Part IV of the Financial Services Act
                             1986

"United Kingdom" or "UK"     the United Kingdom of Great Britain and Northern
                             Ireland

"U.S."                       United States of America


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GLOSSARY OF TERMS

"COBOL" Common Business-Oriented Language, a computer programming language designed for business data processing applications

"PVCS" a suite of enterprise change management products providing a reusable team development infrastructure that can be configured for software development projects, enabling customers to reduce risk within the development lifecycle and accelerate development of quality software

"DataDirect"                 a technology supporting a wide variety of data
                             access standards and databases, helping speed
                             delivery of critical business information through
                             flexible and reliable data access middleware

"J2EE"                       Java 2 Platform Enterprise Edition

"JDBC"                       Java Data Base Connectivity

"ODBC"                       Open Data Base Connectivity



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PART I -   LETTER FROM THE CHAIRMAN OF MERANT

                                   MERANT PLC
                  (Registered in England and Wales No. 1709998)

Directors:                                          Registered and Head Office:

J Michael Gullard (Non-Executive Chairman)          The Lawn
Harold Hughes (Non-Executive Director)              22-30 Old Bath Road
Michel Berty (Non-Executive Director)               Newbury
Barry X Lynn (Non-Executive Director)               Berkshire RG14 1QN
Don C. Watters (Non-Executive Director)
Gary Greenfield )Chief Executive Officer)
                                                                     6 July 2001

Dear Shareholder

INTRODUCTION

Your Board announced on 12 June 2001 that MERANT had entered into a conditional agreement to sell the ACT Division to the Purchaser (which, as at Completion, will be controlled by investment funds managed by Golden Gate Capital) for US$62.5 million (approximately Pound Sterling 45.3 million), payable in cash on Completion, subject to adjustment for changes in book value of the business prior to Completion. Due to the size of the transaction, Completion of the Disposal is subject to the approval of Shareholders in general meeting.

The purpose of this document is to provide you with details of the Disposal, and to explain why the Board of MERANT considers the Disposal to be in the best interests of the Company and Shareholders as a whole and why it is recommending that you vote in favour of the resolution to approve the Disposal, to be proposed by way of an ordinary resolution at the EGM.

BACKGROUND AND REASONS FOR THE DISPOSAL

MERANT has restructured its operations into three independent business divisions (being the Application, Creation and Transformation ("ACT") Division, the Enterprise Change Management ("ECM") division and the Enterprise Data Connectivity ("EDC") division) to create and maintain a sustainable and profitable business model, concentrate resources on growth opportunities, serve customers better and deliver increased value to Shareholders. In support of this strategy, your Board has decided that MERANT should divest the ACT Division. This division has experienced declining revenues in a market which is contracting. The profitability of this division has, as a result, been adversely affected.

Together with the focus on the Continuing Group, MERANT is shifting its resources to opportunities to enhance growth, led by its PVCS product family in the expanding market for enterprise change management. MERANT believes there remain opportunities to expand its retained businesses further and deliver increased value to its Shareholders. After estimated transaction costs of Pound Sterling 3.4 million (US$4.8 million), MERANT expects to have additional cash resources available of approximately Pound Sterling 41.9 million (being approximately US$57.7 million) following Completion of the Disposal. This brings the total cash resources for the Group to approximately Pound Sterling 103 million (being approximately US$142 million). MERANT also expects to incur post Disposal reorganisation charges of approximately Pound Sterling 4.2 million (approximately US$5.8 million), of which approximately Pound Sterling 2.2 million (approximately US$3.0 million) represents amounts payable in cash and the balance of approximately Pound Sterling 2.0 million (approximately US$2.8 million) represents provisions for writing down the value of redundant assets. MERANT intends to take further steps to deliver increased value to Shareholders and intends to determine appropriate means of returning excess cash resources to Shareholders.


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


PART I-- LETTER FROM THE CHAIRMAN OF MERANT

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ACT DIVISION

The ACT Division includes the MERANT Micro Focus products and services, which enable customers to develop, extend and integrate enterprise applications. Companies can leverage existing code and skills assets to create and maintain applications, increase functionality and integrate applications with new technologies across multiple platforms.

The solution areas serviced by the ACT Division are;

    - Traditional Development; provides a fully integrated COBOL development environment, increasing programmer productivity and simplifying application analysis, maintenance and testing.

    - Legacy Transformation & Integration; builds out from existing applications, people skills, data, business rules and processes, integrating e-business applications with existing legacy assets and infrastructure.

The ACT Division represented approximately 40 per cent of MERANT's total financial 2001 sales. In the financial year ended 30 April 2001, the ACT Division generated approximately Pound Sterling 83.5 million (approximately US$123.6 million) in revenue and made a contribution to the Group of approximately Pound Sterling 7.9 million (approximately US$11.7 million) before income taxes and goodwill amortisation.

The ACT Division employs approximately 400 people worldwide. Its principal offices and development facilities are located in Newbury in England, which employs approximately 135 people, and Mountain View (California), Rockville (Maryland) and Wayne (Pennsylvania) in the USA, which together employ approximately 110 people. The remaining 155 people are employed in sales offices around the world.

Net assets of the ACT Division as at 30 April 2001 were approximately Pound Sterling 3.7 million (approximately US$5.1 million).

Further financial information on the ACT Division is set out in Part III of this document. Shareholders should read the whole of this document and not rely solely on summarised information.

TERMS OF THE DISPOSAL

Pursuant to the terms of the Disposal Agreement, the Company has conditionally agreed to sell the ACT Division to the Purchaser for, in aggregate (i) US$62.5 million (approximately Pound Sterling 45.3 million) and (ii) the assumption of certain specified liabilities (including, inter alia, all liabilities and obligations under contracts used by or for the benefit of the ACT Division (but only to the extent related to the ACT Division) and obligations to certain employees of the ACT Division.

The purchase price is subject to adjustment; to the extent that the value of net assets of the ACT Division at Completion is less than US$10.0 million (approximately Pound Sterling 7.2 million), the cash portion of the purchase price will be reduced by an amount equal to such shortfall and, if greater than US$10.0 million, such cash amount will be increased by the amount of such excess.

The Company and Purchaser (or their respective affiliates) have also agreed to enter into separate agreements for the sale and purchase of each portion of the assets of the ACT Division, the assumed liabilities and the shares of specified subsidiaries related to the ACT Division.

Completion is conditional on, inter alia, the passing of the Resolution and, if required, the receipt of U.S. governmental consent or approval in respect of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Company has given customary warranties and indemnities to the Purchaser in relation to the Company and the ACT Division and both parties have given mutual covenants relating, inter alia, to post-completion cooperation and personnel matters.

If the Disposal Agreement is terminated; (a) by the Seller, if, prior to the EGM, there is an offer for 10 per cent. or more of the total assets or equity securities of the ACT Division or merger or similar transaction (or public

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

PART I-- LETTER FROM THE CHAIRMAN OF MERANT

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announcement of the same) (an "Acquisition Proposal") which (i) is more favourable from a financial point of view than that contained in the Disposal Agreement and is reasonably capable of being consummated in a timely manner and
(ii) the board of Directors of the Company determine is necessary to accept to comply with their fiduciary duties to Shareholders; or (b) by the Purchaser, if the board of Directors of the Company withdraws or changes its approval and favourable recommendation of the Disposal Agreement or fails to call the EGM or to post this document, then, the Company must pay to the Purchaser an amount equal to US$625,000 (approximately Pound Sterling 453,000) plus the Purchaser's and its affiliates' expenses of up to US$875,000 (approximately Pound
Sterling 634,000) prior to such termination. If the Disposal Agreement is terminated by reason of the failure to obtain Shareholder approval to the Disposal, the Company must pay the Purchaser's and its affiliates expenses of up to US$875,000, and, if an Acquisition Proposal is completed within 12 months of such termination, an additional amount equal to US$625,000.

MERANT has also agreed, pursuant to the Disposal Agreement; (a) to enter into a transition services agreement pursuant to which each party agrees to provide certain administrative and other services required for the operation of the business of the ACT Division and (b) to enter into a non-compete agreement in order to protect the value of the assets (including goodwill) acquired by the Purchaser.

Further details of the Disposal Agreement and ancillary documents are set out in paragraph 6 of Part IV of this document.

FINANCIAL EFFECTS OF THE DISPOSAL

The net proceeds of the Disposal of approximately US$57.7 million (approximately Pound Sterling 41.9 million) will initially be placed on deposit. MERANT intends to determine appropriate means to return excess cash resources to Shareholders in the short term.

Part III of this document contains an illustrative unaudited pro forma statement of net assets of the Group as if the Disposal had taken place on 30 April 2001.

THE CONTINUING GROUP

The Continuing Group will consist of two major divisions;

Enterprise Change Management, or ECM; the ECM division, which includes the PVCS product line and services, carries on the business of developing, supporting and marketing a comprehensive suite of enterprise change management solutions to effectively manage change across a company to protect software, web content and enterprise resource planning packaged application assets. The PVCS solution provides broad change management ranging from small development teams to the entire enterprise and from client/server assets to web assets.

Enterprise Data Connectivity, or EDC; the EDC division which includes the DataDirect product line and services, carries on the business of developing, supporting and marketing a series of data access options for ODBC, JDBC and J2EE standards, from best in class distributed components to highly scalable middleware servers. DataDirect's connectivity products support most standards, platforms, and databases to help bring multiple types of applications to market faster.

CURRENT TRADING AND PROSPECTS

The announcement reporting the Group's preliminary results for the financial year ended 30 April 2001 is included in Part II of this document. As set out in the preliminary results, MERANT continues to be confident of the long-term opportunities of its software solution focus. The Directors consider the prospects for the Continuing Group to be satisfactory for at least the current financial year. Since 30 April 2001, trading has been satisfactory and in line with our expectations and we look forward to progress in the year ahead.

EXTRAORDINARY GENERAL MEETING

You will find set out at the end of this document a notice convening an EGM to be held at 11 am on 23 July 2001 at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, UK.

ACTION TO BE TAKEN

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PART I-- LETTER FROM THE CHAIRMAN OF MERANT

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A form of proxy for use in connection with the EGM is enclosed. Whether or not you intend to attend the EGM, you should complete the form of proxy in accordance with the instructions printed thereon and return it so that it is received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, as soon as possible and, in any event, so as to arrive not later than 48 hours before the time of the EGM. Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person, if you so wish.

FURTHER INFORMATION

Your attention is drawn to the information contained in Part IV of this document.

RECOMMENDATION

The Directors, who have received financial advice from UBS Warburg, consider that the Disposal is in the best interests of the Company and its Shareholders as a whole. In providing advice to the Directors, UBS Warburg has relied upon the Directors' commercial assessment of the Disposal.

Accordingly, the Directors unanimously recommend you to vote in favour of the Resolution to be proposed at the EGM, as they intend to do in respect of their aggregate holdings of 245,564 Ordinary Shares in which they are beneficially interested, being approximately 0.2 per cent. of the Ordinary Shares in issue at the date of this document.

Yours sincerely



J Michael Gullard
Non-executive Chairman

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PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

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PART II  _ PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

The following is the full text of the announcement made by MERANT on 12 June 2001 of its preliminary results for the year ended 30 April 2001:

               MERANT REPORTS FOURTH QUARTER AND YEAR-END RESULTS

         STRONG SEQUENTIAL REVENUE AND EARNINGS GROWTH IN FOURTH QUARTER

KEY FOURTH QUARTER HIGHLIGHTS (ENDED APRIL 30, 2001)

- Revenue from continuing operations of Pound Sterling 58.5 million (US$84.5 million).

- Pre-tax earnings from continuing operations under UK GAAP of Pound Sterling 7.1 million (US$10.3 million under U.S. GAAP) before goodwill, exceptional items, and in-process research and development.

- Cash totalling Pound Sterling 61.2 million (US$88.1 million), or 45.3 pence per ordinary share (US$3.26 per ADS).

-   Days Sales Outstanding (DSO's) -- 81 days.

FISCAL YEAR HIGHLIGHTS (ENDED APRIL 30, 2001)

- Revenue from continuing operations of Pound Sterling 209.8 million (US$309.2 million).

- Pre-tax earnings from continuing operations of Pound Sterling 12.8 million (US$18.1 million) before goodwill, exceptional items, and in-process research and development.

-   Headcount reduced 30% during the year over the prior year.

Improved execution in the fourth fiscal quarter ended April 30, 2001 produced strong sequential revenue and earnings growth. The strength of the Company's revenue, along with reduced operating costs, contributed to increased profitability. MERANT has undergone significant change throughout the organization in the past several quarters. In light of the changes and the current economic climate, the Company undertook a complete review of its business and strategy, and believes that focus around core product families will help create and maintain a sustainable and profitable business model. These product families include:

- MERANT PVCS -- to manage change to digital assets, specifically enterprise change management of applications, code and content;

- MERANT DataDirect -- to deliver applications faster with reliable, high-performance data connectivity technology; and

- MERANT Micro Focus -- to deliver improved business systems by exploiting existing investments in COBOL applications, data and skills (see separate announcement).

Commenting on the quarter, Gary Greenfield, MERANT president and chief executive officer, said:

"This quarter marks a very satisfying end to the fiscal year. Improved execution has resulted in a strong revenue and earnings performance. With a focus on our core strengths, we have enhanced our specialist sales and marketing capabilities, and we are now better positioned to leverage our well-established brands in each key market we serve. MERANT will continue to invest to address our customers' core market needs, and has withdrawn from markets with unacceptable potential. We are confident we have built a firm foundation for future success of the Company's core businesses."

MERANT's progress is demonstrated in its sequential growth, with revenues from continuing operations of Pound Sterling 58S million (US$84.5 million) for the quarter ended April 30, 2001. The Company's fourth quarter pre-rax earnings from continuing operations, under UK GAAP, were Pound Sterling 7.1 million (net earnings of 3.6 pence per ordinary share) before exceptional charges and amortisation of goodwill. Under UK GAAP, these earnings from

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PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

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continuing operations represent a sequential improvement of 1.5 pence per ordinary share when compared to the third fiscal quarter of this fiscal year, and an increase of over 50% when compared to the fourth quarter of the previous fiscal year.

Under U.S. GAAP, pre-tax earnings from continuing operations for the same period were US$10.3 million (netearnings of US$0.26 per American Depositary Share
(ADS)), before goodwill amortization and acquired in-process research and development costs. This represents a sequential earnings increase of US$0.10 per ADS when compared to the quarter ended January 31, 2001, and an increase of over 35% against the fourth quarter ended April 30, 2000.

For the fiscal year ended April 30, 2001, revenues from continuing operations were Pound Sterling 209.8 million (US$309.2million) as compared to Pound Sterling 207.9 million (US$334.2 million) for the same period last year. Under UK GAAP, MERANT's fiscal year 2001 pre-tax earnings were Pound Sterling 12.8 million (net earnings of 6.2 pence per ordinary share) before exceptional charges and amortisation of goodwill. Pre-tax earnings from continuing operations under U.S. GAAP for the twelve-month period ended April 30, 2001 were US$18.1 million (netearnings of US$0.44 per ADS) before goodwill amortization and acquired in-process research and development costs.

Since the beginning of the fiscal year, MERANT has significantly reduced costs and headcount. Today headcount is approximately 1,450 as compared to almost 2,200 in May 2000, a decrease of one third during the year over the prior year. The Company's financial position remains very strong, with cash of Pound Sterling 61.2 million (US$88.1 million) or 45 pence per ordinary share (US$3.26 per ADS), as well as continuing improvements in accounts receivables. Lastly, during the second fiscal quarter, MERANT bought back 10% of its outstanding shares.

MERANT is also reporting that Gary Greenfield, CEO, proposes to stand down as CEO of MERANT. The search for a replacement has begun. Greenfield will remain as CEO until his successor has joined, and will then work with the new CEO to ensure a smooth transition. During that time, Greenfield will continue to serve as a director of MERANT.

Stated Greenfield, "Over the course of the last several months, the Board and I have worked to focus MERANT on its core strengths, separating the group into three lines of business and reducing the cost base to generate acceptable returns. The proposed disposal of the Micro Focus business is a major step in the generation of shareholder value. I am confident that the new CEO will take over the group at a time when its fortunes are on the rise."

KEN SEXTON, CHIEF FINANCIAL OFFICER OF MERANT SAID:

"Amid challenging market and economic conditions, MERANT has maintained positive sequential growth. We have taken prompt and pragmatic steps to significantly reduce operating costs since the start of the fiscal year. We are very pleased to see the strong earnings performance and believe the adjustments to our cost structure will allow us to expand operating margins in the next fiscal year."

OPERATIONAL HIGHLIGHTS:

MERANT's fourth quarter business developments include:


       - MERANT ASaP Expands Offerings and Reaches 800 Users Mark _ MERANT SaP, a hosted development environment for team development, expanded its offerings through a partnership with Mercury Interactive Corp. (NASDAQ: MERQ) to offer load testing and Web performance monitoring. Launched in September 2000, through the end of the fourth quarter, the service signed on more than 800 users at 37+ customers and continues to steadily attract new clients and partners.

       - More Than 600 Leading Software Vendors Now Embed Technologies from MERANT _ More than 600 independent software vendors (ISVs) worldwide are turning to MERANT in their quest to increase the value of their offerings and deliver solutions to market faster.

       - INSpire Insurance Solutions Chooses MERANT PVCS For Enterprise Change Management _ In an effort to speed software development and improve customer service quality, INSpire Insurance Solutions (NASDAQ: NSPR), a leading property and casualty insurance outsourcing services

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PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

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           provider, has selected PVCS(R) Dimensions as its software
           configuration management (SCM) solution.

       - MERANT and Cinap Incorporated Announce Integration of Oracle Application Change Management Products -- The integration of PVCS(R) Change Manager(TM) for ~ with Cinap's RingMaster(TM), the premier patch management tool for Oracle Applications, empowers customers to understand the impact of patches to Oracle Applications before they are implemented, saving users time and resources before applying patches that make changes to these mission-critical enterprise systems.

SUMMARY -- FOR THE PERIODS ENDED APRIL 30, 2001

The fourth quarter ended April 30, 2001 was characterized with strong sequential revenue and earnings growth during challenging market and economic conditions, exceeding expectations. MERANT continues to invest in its core businesses and has withdrawn from those businesses not producing acceptable returns. Operational costs have been reduced as the Company has focused on its three core product lines. MERANT remains a company with a strong financial position being managed for both growth and profitability.

FINANCIAL COMMENTARY UNDER UK GAAP --  FOR PERIODS ENDED APRIL 30, 2001

Revenues from continuing operations were Pound Sterling 58.5 million for the fourth fiscal quarter as compared to Pound Sterling 58.3million for the quarter ended April 30, 2000. MERANT's e-business software products revenue was flat with the prior year's quarter at constant currency exchange rates and made up 58% of MERANT's total revenues for the quarter. Revenue from Cobol solutions, which represented 42% of our revenue, declined 9% at constant currency exchange rates due to the expected decline in demand for Cobol and mainframe-related products. Changes in currency exchange rates increased reported UK GAAP revenue by Pound Sterling 5.8 million compared to the same period last year, primarily because of strengthening of the U.S. dollar against other major international currencies. Excluding the effect of goodwill amortisation and exceptional charges, pre-tax earnings from continued operations were Pound Sterling 7.1 million, or 3.6 pence per ordinary share on a net basis, for the quarter ended April 30, 2001. The above pre-tax earnings are excluding goodwill charges of Pound Sterling 9.0 million.

For the fiscal year ended April 30, 2001, revenues from continuing operations were Pound Sterling 209.8 million compared to Pound Sterling 207.9 million for the year ended April 30, 2000. MERANT's e-business software products revenue for the fiscal year grew 9% at constant currency exchange rates and made up 60% of MERANT's total revenues. Revenue from Cobol solutions, which represented 40% of our revenues, declined 19% at constant currency exchange rates, due to lower demand for Cobol and mainframe solutions. Changes in currency exchange rates increased UK GAAP revenue by Pound Sterling 13.0 million compared to the same period last year. Pre-tax profits from continuing operations, before goodwill amortization and exceptional items were Pound Sterling 12.8 million for the year ended April 30, 2001. For fiscal year 2001 the Company has recorded charges of Pound Sterling 39.0 million for goodwill amortisation and Pound Sterling 3.3 million for exceptional items.

During February 2001, the Company exited its Internet Professional Services
(IPS) business and recorded termination costs of Pound Sterling 11.3 million, represented by severance payments and the write-off of acquired goodwill. Operating losses of Pound Sterling 9.3 million, incurred by the IPS business during the first three quarters of fiscal year 2001, have been disclosed as discontinued operations.

FINANCIAL COMMENTARY UNDER U.S. GAAP -- FOR PERIODS ENDED APRIL 30, 2001

For the fourth fiscal quarter ended April 30, 2001, revenues from continuing operations were US$84.5 million compared to US$93.0 million for the three months ended April 30, 2000. MERANT's e-business software products revenue was flat with the prior year's quarter at constant currency exchange rates and made up 59% of MERANT's total revenues for the quarter. Total revenue from Cobol solutions, which made up 41% of our revenue, declined 9% at constant currency exchange rates due to the expected decline in demand for Cobol and mainframe-related products. Changes in currency exchange rates decreased reported U.S. GAAP revenue by US$2.4 million compared to the same period last year, primarily because of strengthening of the U.S. dollar against other major international currencies. Operating earnings before charges for goodwill amortization and acquired in-process research and development were US$9.1 million. On the same basis, pre-tax earnings were US$10.3 million and net earnings per ADS excluding amortization charges were US$0.26. These figures exclude goodwill amortization charges of US$2.3 million and acquired in-process research and development charges of


--------------------------------------------------------------------------------
11

PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------

US$7.3 million, related to the February acquisition of the Web Content Management technology from NetObjects.

Revenues for the fiscal year were US$309.2 million compared to US$334.2 million for the fiscal year ended April 30, 2000. MERANT's e-business software products revenue grew 9% at constant currency exchange rates and made up 60% of MERANT's total revenues. Cobol revenue, representing 40% of our revenue, declined 19% at constant currency exchange rates due to lower demand for Cobol and mainframe solutions. Changes in currency exchange rates decreased reported U.S. GAAP revenue by US$11.8 million compared to the same period last year. Pre-tax income before charges for goodwill amortization and acquired in-process research and development was US$18.1 million for year ended April 30, 2001. Pre-tax profits exclude goodwill amortization charges of US$9.1 million and acquired in-process research and development of US$7.3 million for the fiscal year ended April 30, 2001.

During February 2001, the Company exited its Internet Professional Services
(IPS) business and recorded termination costs of US$16.3 million, represented by severance payments and the write-off of acquired goodwill. Operating losses of US$13.8 million, incurred by the IPS business during the first three quarters of fiscal year 2001, have been disclosed as discontinued operations.


--------------------------------------------------------------------------------
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


PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------

Summary financial results                                       THREE          THREE                    THREE                THREE
                                                               MONTHS         MONTHS                   MONTHS               MONTHS
                                                                ENDED          ENDED                    ENDED                ENDED
                                                            APRIL 30,      APRIL 30,                APRIL 30,            APRIL 30,
                                                                 2001           2000                     2001                 2000
G.B. pounds, UK GAAP                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
----------------------------------------------------------------------------------------------------------------------------------
Continuing operations:
Revenue...............................................         L58.5m         L58.5m                  L209.8m              L207.9m
EBITA.................................................          L6.3m          L4.5m                    L8.5m               L11.4m
Profit before taxation, excluding goodwill
amortisation and exceptional items....................          L7.lm          L5.3m                   L12.8m               L14.lm
Earnings per share, excluding goodwill amortisation
and exceptional items.................................           3.6p           2.2p                     6.2p                 6.1p
Goodwill amortisation and exceptional items...........        (L9.0m)       (L18.6m)                 (L42.3m)             (L46.2m)
(Loss) after taxation.................................        (L2.8m)       (L11.1m)                 (L30.3m)             (L33.3m)
(Loss) per share......................................         (2.2p)         (7.6p)                  (22.6p)              (23.4p)
Discontinued operations:
(Loss) after taxation.................................       (L11.3m)        (L2.1m)                 (L20.6m)              (L2.2m)
(Loss) per share......................................         (8.8p)        (L1.5p)                 (L15.3p)              (L1.5p)
                                                          -----------    -----------         ----------------     ----------------
Total:
(Loss) after taxation.................................       (L14.1m)       (L13.2m)                 (L50.9m)             (L35.5m)
(Loss) per share......................................        (11.0p)         (9.1p)                  (37.9p)              (24.9p)
                                                          ===========    ===========         ================     ================


                                                                THREE          THREE                    THREE                THREE
                                                               MONTHS         MONTHS                   MONTHS               MONTHS
                                                                ENDED          ENDED                    ENDED                ENDED
                                                            APRIL 30,      APRIL 30,                APRIL 30,            APRIL 30,
U.S. dollars, U.S. GAAP                                          2001           2000                     2001                 2000
                                                                             (IN MILLIONS, EXCEPT PER ADS AMOUNTS)
----------------------------------------------------------------------------------------------------------------------------------
Continuing operations:
Revenue...............................................         $84.5m         $93.5m                  $309.2m              $334.2m
EBITA.................................................          $9.1m          $7.1m                   $12.0m               $18.2m

Pre-tax earnings excluding goodwill amortization
and non-recurring items...............................         $10.3m          $8.8m                   $18.1m               $23.0m
Net earnings per ADS -- excluding goodwill
amortization and non-recurring items..................          $0.26          $0.18                    $0.44                $0.49
Goodwill amortisation and non-recurring items.........        ($9.5m)       ($16.0m)                 ($16.3m)             ($19.6m)
Net (loss) income.....................................        ($0.4m)        ($5.5m)                    $0.6m               $1.8m)
Net (loss) income per ADS -- diluted..................        ($0.02)        ($0.18)                    $0.02                $0.06
                                                          -----------    -----------         ----------------     ----------------
Discontinued operations:
Net (loss) ...........................................       ($16.3m)        ($3.6m)                 ($30.1m)              ($4.2m)
Net (loss) per ADS-diluted............................        ($0.63)        ($0.13)                  ($1.12)              ($0.14)
                                                          -----------    -----------         ----------------     ----------------
All operations:
Net (loss)............................................       ($16.7m)         (9.1m)                 ($29.5m)              ($2.4m)
Net (loss) per ADS -- diluted.........................        ($0.65)        ($0.31)                  ($1.10)              ($0.08)
                                                          ===========    ===========         ================     ================

-----------------------
Notes:

- EBITA is earnings (loss) before interest, taxes, goodwill amortization and non-recurring items.
- Pro forma net earnings (loss) excloding goodwill amortization and non-recurring items are calculated based on an assumed tax rate of 35%.
- In the UK format results, non-recurring items represents provisions for actual and anticipated losses resulting from the revaluation of shares of MERANT purchased for the employee share plans under UK GAAP. There are no such charges under U.S. GAAP.
- In the U.S. format results, uon-recnrnng items represents in-process research and development costs acquired in the purchase of the Enterprise Division of NetObjects. Inc. These costs are written off against income as incurred.


--------------------------------------------------------------------------------
13

PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------

Data for prior periods have been restated to reflect the reclassification of the Internet Professional Services (IPS) business as discontinued operations.


OUTLOOK

Whilst confident about the long-term opportunities of its software solutions focus, MERANT believes it appropriate to base its current plans on comparatively modest revenue growth. For fiscal year 2002, this means overall modest revenue growth, led by double-digit growth in Enterprise Change Management. It is our objective for operating margins to improve over the next year, as a percentage of revenue, excluding goodwill amorrisation and exceptional items. At these operating levels, the Company should continue to generate cash adding to our already strong financial position. MERANT will continue to monitor its revenue expectations and adjust investments accordingly.

ABOUT MERANT

MERANT is a leading provider of software solutions for enterprise change management, legacy development, transformation and integration; and enterprise data connectivity. A maj or software company, with a 25-year history and more than S million customer licenses at over 60,000 sires, MERANT technology is installed in all of the Fortune 100 and the majority of the Global 500. MERANT provides market leading products and services under the PVCS, Micro Focus and DataDirect brands. The OEM partner of choice, for more than 600 technology companies, MERANT is a strategic partner with IBM, Microsoft, Sun, Oracle and Compaq. For additional information, visit www.merant.com. Investor inquiries can be forwarded to InvesrorRelations@merant.com.

FORWARD-LOOKING STATEMENTS

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995. This announcement contains forward-looking statements that include statements regarding the outlook for fiscal 2002, the progression of the transition in MERANT's sales model, reductions in operating expenses, expectations about trends in the delivery of e-business development applications, future investment in MERANT's consulting services, and the Company's focus around its core product lines. When used in this document, the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Cobol and mainframe-related products. MERANT's ability to recruit and retain key personnel, especially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future.

Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and reports on Form 6-K as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

FINANCIAL STATEMENT INFORMATION

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. Prior year figures arc based on the audited financial statements of the Company for the year ended April 30, 2000, which have been filed with the UK Registrar of Companies. The


--------------------------------------------------------------------------------
14

PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------

auditors' reports on both the UK and U.S. financial statements for the year ended April 30, 2000 were unqualified.

U.S. SECURITIES FILINGS

Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F, each for the year ended April 30, 2000, as well as its reports on Form 6-K, arc available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom and arc also available on the SEC web site located at hrrp://www.sec.gov.


--------------------------------------------------------------------------------
15

PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------

MERANT plc
CONSOLIDATED STATEMENTS OF INCOME - IN U.S. FORMAT

                                                                             THREE MONTHS ENDED            TWELVE MONTHS ENDED
                                                                           APRIL 30,     APRIL 30,       APRIL 30,        APRIL 30,
                                                                                2001          2000            2001             2000
                                                                                   (IN THOUSANDS, EXCEPT PER SHARE AND ADS DATA)
                                                                                                    (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------------
NET REVENUE
License fees.............................................................       $45,513       $53,152        $154,862      $186,444
Maintenance subscriptions................................................        29,045        28,791         113,477       109,260
Training and consulting                                                           9,910        11,078          40,812        38,524
                                                                           ------------  ------------   -------------  ------------
TOTAL NET REVENUE........................................................        84,468        93,021         309,151       334,228
                                                                           ============  ============   =============  ============

COST OF REVENUE
Cost of license fees.....................................................         1,517         2,378           7,159         9,418
Cost of maintenance subscriptions........................................         5,077         6,328          21,043        23,403
Cost of training and consulting..........................................         9,782         8,509          39,585        32,016
                                                                           ------------  ------------   -------------  ------------
TOTAL COST OF REVENUE....................................................        16,376        17,215          67,787        64,837
                                                                           ============  ============   =============  ============
Gross profit.............................................................        68,092        75,806         241,364       269,391
                                                                           ============  ============   =============  ============
OPERATING EXPENSES
Research and development.................................................        15,157        14,974          58,724        59,166
Sales and marketing......................................................        38,229        46,148         145,822       162,340
General and administrative...............................................         5,655         7,552          24,833        29,654
Goodwill amortization....................................................         2,266         2,466           9,069         6,068
Non-recurring charges....................................................            --        13,500              --        13,500
Acquired in-process research and development.............................         7,250            --           7,250            --
                                                                           ------------  ------------   -------------  ------------

TOTAL OPERATING EXPENSES.................................................        68,557        84,640         245,698       270,728
                                                                           ============  ============   =============  ============
LOSS) FROM OPERATIONS....................................................         (465)       (8,834)         (4,334)       (1,337)
Interest income, net.....................................................         1,285         1,631           6,154         4,787
                                                                           ------------  ------------   -------------  ------------
INCOME (LOSS) BEFORE INCOME TAXES........................................           820       (7,203)           1,820         3,450
Income taxes.............................................................       (1,250)         1,707         (1,250)       (1,601)
(LOSS) INCOME FROM CONTINUING OPERATIONS.................................         (430)       (5,496)             570         1,849

Loss) from discontinued operations, net of income taxes..................             0       (3,619)        (13,778)       (4,257)

(Loss) on disposal of discontinued operations, net of  income taxes......      (16,320)            --        (16,320)            --
                                                                           ------------  ------------   -------------  ------------

NET (LOSS)...............................................................     $(16,750)      $(9,115)       $(29,528)      $(2,408)
                                                                           ============  ============   =============  ============
NET (LOSS) PER SHARE: BASIC..............................................       ($0.13)       ($0.06)         ($0.22)       ($0.02)
Net (loss) per ADS: basic................................................       ($0.65)       ($0.31)         ($1.10)       ($0.08)

Shares used in computing basic net (loss) per share......................       128,694       149,108         134,305       145,897
ADSs used in computing basic net (loss) per ADS..........................        25,739        29,822          26,861        29,179
NET (LOSS) PER SHARE: DILUTED............................................       ($0.13)       ($0.06)         ($0.22)       ($0.02)
Net (loss) per ADS: diluted..............................................       ($0.65)       ($0.31)         ($1.10)       ($0.08)

Shares used in computing diluted net (loss) per share....................       128,694       149,108         134,305       145,897
ADSs used in computing diluted net (loss) per ADS                                25,739        29,822          26,861        29,179
Net income per share on continuing operations, before goodwill amortization, non-recurring charges and in-process research and development:

Net income per share on continuing operations: diluted..................          $0.05         $0.04           $0.09         $0.10

Net income per ADS on continuing operations: diluted....................          $0.26         $0.18           $0.44         $0.49

Shares used in computing diluted net income per share...................        128,699       158,516         135,014       153,640

ADSs used in computing diluted net income per ADS.......................         25,740        31,703          27,003        30,728

---------------------
Note: Each American depositary share, or ADS, represents five ordinary shares


--------------------------------------------------------------------------------
16

PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------

MERANT plc
CONSOLIDATED BALANCE SHEETS - IN U.S. FORMAT

                                                                                                       APRIL 30      APRIL 30
                                                                                                         2001          2000
                                                                                                     (UNAUDITED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           (IN THOUSANDS)

ASSETS
Current assets:
Cash and cash equivalents.......................................................................         $85,273       $106,140
Short-term investments..........................................................................           2,855         19,538
Accounts receivable, net........................................................................          76,017         92,840
Prepaid expenses and other assets...............................................................           7,906         10,127
                                                                                                     -----------    -----------

TOTAL CURRENT ASSETS............................................................................         172,051        228,645
                                                                                                     ===========    ===========

FIXED ASSETS:
Property, plant and equipment, net..............................................................          40,769         47,518
Goodwill, net...................................................................................          34,628         44,297
Software product assets, net....................................................................           3,126          5,569
Other assets....................................................................................           1,065          2,987
                                                                                                     -----------    -----------
TOTAL ASSETS....................................................................................        $251,639       $329,016
                                                                                                     ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Borrowings......................................................................................          $2,017         $2,785
Accounts payable................................................................................          10,540         12,208
Accrued employee compensation and commissions...................................................          19,629         20,088
Income taxes payable............................................................................           3,618          7,601
Deferred revenue................................................................................          74,157         69,830
Other current liabilities.......................................................................          23,522         41,945
                                                                                                     -----------    -----------

TOTAL CURRENT LIABILITIES.......................................................................         133,483        154,457
DEFERRED INCOME TAXES...........................................................................          14,409         13,157
                                                                                                     -----------    -----------

TOTAL LIABILITIES...............................................................................         147,892        167,614
                                                                                                     ===========    ===========

SHAREHOLDERS' EQUITY:
Ordinary shares.................................................................................           4,448          4,876
Additional paid-in capital and other reserves...................................................         152,844        172,892
Treasury stock                                                                                           (13,872       (11,742)
Retained (deficit) earnings.....................................................................        (23,086)          6,442
Accumulated other comprehensive loss............................................................        (16,587)       (11,066)
                                                                                                     ----------        --------

TOTAL SHAREHOLDERS' EQUITY......................................................................         103,747        161,402
                                                                                                     ===========    ===========

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......................................................        $251,639       $329,016
                                                                                                     ===========    ===========


--------------------------------------------------------------------------------
17

PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------


MERANT plc
CONSOLIDATED STATEMENTS OF CASH FLOW -  IN U.S. FORMAT

                                                                                APRIL 30                APRIL 30
                                                                                  2001                    2000
                                                                                          (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
                                                                                         (IN THOUSANDS)

OPERATING ACTIVITIES
Net (loss).............................................................           ($29,528)               ($2,408)
Adjustments to reconcile net (loss) to cash provided by operations:....
Depreciation of fixed assets...........................................              12,825                  9,549
Amortisation of software product assets and other intangibles..........              31,191                 23,347
Changes in operating assets and liabilities............................             (4,023)                 18,897
Other items............................................................                 163                  (441)
                                                                         ------------------       ----------------

NET CASH PROVIDED BY OPERATING ACTIVITIES..............................              10,628                 48,944
                                                                         ==================       ================

INVESTING ACTIVITIES
Purchases of property, plant & equipment...............................             (8,738)               (13,664)
Software product assets and other intangibles..........................                (98)                (3,593)
Acquisition of subsidiaries............................................            (18,109)               (41,835)
Available-for-sale securities..........................................              16,683                 15,266
Disposals of property, plant & equipment...............................                  --                  2,456
Other items............................................................                  --                    601
                                                                         ------------------       ----------------

NET CASH (USED) BY INVESTING ACTIVITIES................................            (10,262)               (40,769)
                                                                         ==================       ================

FINANCING ACTIVITIES

Issuance of ordinary shares, net of expenses...........................               3,042                 18,208
Own shares.............................................................            (25,332)                (4,190)
Borrowings.............................................................               (375)                    177
                                                                         ------------------       ----------------

NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                   (22,665)                 14,195
                                                                         ==================       ================

EFFECT OF EXCHANGE RATE CHANGES ON CASH................................               1,432                (2,810)
                                                                         ------------------       ----------------

(DECREASE) INCREASE IN CASH............................................            (20,867)                 19,560
Cash at beginning of period............................................             106,140                 86,580
                                                                         ------------------       ----------------

Cash at end of period..................................................             $85,273               $106,140
                                                                         ==================       ================


--------------------------------------------------------------------------------
18

PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------


MERANT plc
CONSOLIDATED PROFIT & LOSS ACCOUNT - IN UK FORMAT

                                                         THREE MONTHS ENDED             TWELVE MONTHS ENDED
                                                       APRIL 30,      APRIL 30,       APRIL 30,      APRIL 30,
                                                            2001           2000            2001           2000
                                                           L'OOO          L'OOO           L'OOO          L'OOO
(UNAUDITED)
-----------------------------------------------------------------------------------------------------------------

REVENUE:  CONTINUING BUSINESS
Licence fees......................................         31,549         33,526         105,313       116,228
Maintenance subscriptions.........................         20,082         17,957          76,852        67,860
Training and consulting...........................          6,857          6,773          27,619        23,806
                                                       ----------    -----------    ------------   -----------
                                                           58,488         58,256         209,784       207,894
REVENUE:  DISCONTINUED BUSINESS
Training and consulting...........................             --          2,544           5,649        19,389
                                                       ----------    -----------    ------------   -----------

Total revenue.....................................         58,488         60,800         215,433       227,283
                                                       ==========    ===========    ============   ===========

COST OF REVENUE: CONTINUING BUSINESS
Cost of licence fees..............................          1,050          1,495           4,836         5,868
Cost of maintenance revenue.......................          3,508          3,955          14,243        14,552
Cost of service revenue...........................          6,761          5,320          26,785        19,904
                                                       ----------    -----------    ------------   -----------
                                                           11,319         10,770          45,864        40,324

COST OF REVENUE: DISCONTINUED BUSINESS
Training and consulting...........................             --          4,229           8,523        16,814
                                                       ----------    -----------    ------------   -----------

TOTAL COST OF REVENUE.............................         11,319         14,999          54,387        57,138
                                                       ==========    ===========    ============   ===========

GROSS PROFIT......................................         47,169         45,801         161,046       170,145
                                                       ==========    ===========    ============   ===========

OPERATING EXPENSES
Research and development..........................         10,474          9,467          39,774        36,869
Sales and marketing...............................         26,433         29,958         103,667       105,457
General and administrative........................          3,974          4,574          16,839        18,310
Impairment charge for software product assets.....             --          4,657              --         4,657
Non-recurring restructuring charges...............             --          3,834              --         3,834
Amortisation of goodwill..........................          8,986         10,665          40,528        39,150
                                                       ----------    -----------    ------------   -----------

TOTAL OPERATING EXPENSES..........................         49,867         63,155         200,808       208,277
                                                       ==========    ===========    ============   ===========

OPERATING (LOSS):.................................
Continuing business...............................        (2,698)       (14,126)        (30,484)      (34,816)
Discontinued business.............................             --        (3,228)         (9,278)       (3,316)
                                                       ----------    -----------    ------------   -----------
Total operating (loss)............................        (2,698)       (17,354)        (39,762)      (38,132)
EXCEPTIONAL ITEMS:
Provision for loss on disposal of fixed assets....             --             --         (3,254)            --
Loss on termination of business operation.........       (11,317)             --        (11,317)            --
                                                       ----------    -----------    ------------   -----------

OPERATING (LOSS), BEFORE INTEREST INCOME..........       (14,015)       (17,354)        (54,333)      (38,132)
Interest income, net..............................            782            800           4,287         2,763
                                                       ----------    -----------    ------------   -----------
(LOSS) BEFORE TAXATION............................       (13,233)       (16,554)        (50,046)      (35,369)
Taxation..........................................          (868)          3,389           (868)          (92)
                                                       ----------    -----------    ------------   -----------
(LOSS) FOR THE PERIOD AFTER TAXATION..............       (14,101)       (13,165)        (50,914)      (35,461)
                                                       ==========    ===========    ============   ===========
(Loss) per ordinary share: basic..................        (11.0p)         (9.1p)         (37.9p)       (24.9p)
(Loss) per ordinary share: diluted................        (11.0p)         (9.1p)         (37.9p)       (24.9p)
                                                       ==========    ===========    ============   ===========
Ordinary shares -- basic                                  128,694        145,130         134,305       142,163
Ordinary shares -- diluted                                128,694        145,130         134,305       142,163
                                                       ==========    ===========    ============   ===========


--------------------------------------------------------------------------------
19

PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------

MERANT plc
CONSOLIDATED BALANCE SHEET -  IN U.S. FORMAT

                                                              APRIL 30
                                                                  2001               APRIL 30
                                                           (UNAUDITED)                   2000
                                                                 L'OOO                  L'OOO
-------------------------------------------------------------------------------------------------

FIXED ASSETS
Intangible fixed assets..............................               81,573                120,205
Tangible fixed assets................................               28,313                 30,073
Investment...........................................                6,860                  7,431
                                                        ------------------       ----------------

TOTAL FIXED ASSETS...................................              116,746                157,711
                                                        ------------------       ----------------

CURRENT ASSETS:
Stock................................................                  610                  1,444
Trade debtors........................................               52,789                 58,760
Other debtors and prepaid expenses...................                5,620                  7,101
Cash and bank deposits...............................               61,200                 79,543
                                                        ------------------       ----------------

TOTAL CURRENT ASSETS.................................              120,219                146,848
                                                        ------------------       ----------------

CREDITORS:  AMOUNTS FALLING DUE WITHIN ONE YEAR
Bank loans and overdrafts............................                1,401                  1,763
Trade creditors......................................                7,319                  7,726
Accrued employee compensation........................               13,700                 12,714
Current corporation tax..............................                2,606                  4,801
Accrued expenses and other current liabilities.......               12,318                 15,429
Deferred revenue.....................................               51,498                 44,196
                                                        ------------------       ----------------

TOTAL CURRENT LIABILITIES............................               88,842                 86,629
                                                        ------------------       ----------------

NET CURRENT ASSETS...................................               31,377                 60,219
                                                        ------------------       ----------------

TOTAL ASSETS LESS CURRENT LIABILITIES................              148,123                217,930
Provision for liabilities and charges................               19,657                 19,446
                                                        ------------------       ----------------

NET ASSETS...........................................              128,466                198,484
                                                        ==================       ================

Capital and reserves
Called up share capital                                              2,699                  2,988
Share premium account................................              193,644                200,421
Capital redemption reserve...........................                6,916                     --
Profit and loss account..............................             (74,793)                (4,925)
                                                        ------------------       ----------------

TOTAL SHAREHOLDERS' EQUITY...........................              128,466                198,484
                                                        ==================       ================


--------------------------------------------------------------------------------
20

PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------

MERANT plc
CONSOLIDATED CASH FLOW STATEMENT -  IN U.S. FORMAT

                                                                            TWELVE MONTHS ENDED
                                                                       APRIL 30          APRIL 30
                                                                           2001              2000
(UNAUDITED)                                                               L'OOO             L'OOO
------------------------------------------------------------------------------------------------------

Operating (loss).................................................            (39,762)         (38,132)
Depreciation of fixed assets.....................................               8,704            5,931
Amortization of software product assets and other intangibles....              53,264           43,890
Changes in operating assets and liabilities......................              10,487           27,638
Exceptional items................................................            (12,408)          (2,737)
Other items......................................................                  16              146
                                                                       --------------  ---------------

NET CASH INFLOW FROM OPERATING ACTIVITIES........................              20,301           36,756
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE..................               4,287            2,746
TAXATION.........................................................                (48)          (6,396)
Capital expenditure and financial investment.....................            (13,880)         (12,620)
Acquisitions and disposals.......................................            (12,615)         (27,758)
                                                                       --------------  ---------------

CASH OUTFLOW BEFORE FINANCING....................................             (1,955)          (7,272)
Financing........................................................            (10,788)           11,357
                                                                       --------------  ---------------

(Decrease)/Increase in cash......................................            (12,743)            4,085
                                                                       ==============  ===============

RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET FUNDS
(Decrease)/Increase in cash......................................            (12,743)            4,085
Cash inflow from increase in loans...............................                   0             (84)
                                                                       --------------  ---------------

CHANGE IN CASH RESULTING FROM CASH FLOWS.........................            (12,743)            4,001
Currency translation difference..................................             (5,238)               90
                                                                       --------------  ---------------

MOVEMENTS IN CASH DURING THE PERIOD..............................            (17,981)            4,091
Net funds at beginning of period.................................              77,780           73,689
                                                                       --------------  ---------------

NET FUNDS AT END OF PERIOD.......................................              59,799           77,780
                                                                       ==============  ===============


--------------------------------------------------------------------------------
21

PART II _PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 30 APRIL 2001

--------------------------------------------------------------------------------

PART III -- FINANCIAL INFORMATION ON THE ACT DIVISION

1.     BASIS OF PREPARATION

The financial information set out below does not constitute statutory accounts within the meaning of section 240 of the Act. Statutory accounts in respect of the Company have been delivered to the UK Registrar of Companies in respect of the year ended 31 January 1998, the fifteen-month period ended 30 April 1999 and the year ended 30 April 2000. Ernst & Young reported under section 235 of the Act in respect of the statutory accounts of the Company for each of those periods. Each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

The unaudited profit and loss accounts in relation to the ACT Division for the financial year ended 31 January 1998, for the fifteen-month period ended 30 April 1999 and for the financial year ended 30 April 2000 and the unaudited statement of net assets as at 30 April 1999 and 30 April 2000 set out in this
Part III have been extracted, without material adjustment, from schedules compiled for the purposes of preparing the statutory accounts of the Company and, where necessary, the underlying unaudited management accounts of the businesses which support these schedules.

The unaudited profit and loss account and statement of net assets for the financial year ended 30 April 2001 have been extracted without material adjustment from schedules compiled for the purposes of preparing the preliminary results of MERANT as announced on 12 June 2001 (set out in Part II of this document), and, where necessary, the underlying management accounts of the businesses which support these schedules.

It is not practical nor meaningful to apportion either a funding charge or a taxation charge to the ACT Division for the four financial years ended 30 April 2001 as the underlying entities were not managed as independently funded or taxed operations within the Group and therefore the profit and loss accounts have only been drawn up as far as the profit on ordinary activities before interest.

Assets and liabilities denominated in currencies other than UK pounds are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average rates for the period. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than UK pounds ate dealt with through reserves.

2.     FINANCIAL INFORMATION ON THE ACT DIVISION

PROFIT AND LOSS ACCOUNTS

                                                                                 FIFTEEN
                                                                                  MONTHS
                                                              YEAR ENDED           ENDED       YEAR ENDED   YEAR ENDED
                                                              31 JANUARY        30 APRIL         30 APRIL    30 APRIL
                                                                    1998            1999             2000         2001
                                                                   L'OOO           L'OOO            L'OOO        L'OOO
----------------------------------------------------------------------------------------------------------------------

Revenue..............................................             95,004         133,500           99,043       83,511
Operating costs......................................             75,891          95,660           78,938       64,786
                                                           -------------     -----------    -------------  -----------

Operating margin before allocated corporate charges..             19,113          37,840           20,105       18,725
Allocated corporate charges..........................              6,288          18,169           16,179       10,841
                                                           -------------     -----------    -------------  -----------

Operating profit before amortisation of goodwill.....             12,825          19,671            3,926        7,884
Non-recurring charges................................                 --              --            8,492           --
Amortisation of goodwill.............................                 --             762            2,390        4,247
                                                           -------------     -----------    -------------  -----------

Profit/(loss) before interest and tax                             12,825          18,909          (6,955)        3,637
                                                           =============     ===========    =============  ===========


--------------------------------------------------------------------------------
22

PART IV_ADDITIONAL INFORMATION

--------------------------------------------------------------------------------


STATEMENT OF NET ASSETS

                                                            30 APRIL        30 APRIL       30 APRIL
                                                                1999            2000           2001
                                                               L'OOO           L'OOO          L'OOO
----------------------------------------------------------------------------------------------------

FIXED ASSETS
Intangible assets..................................            8,079           2,751          1,960
Tangible assets....................................            9,285           7,066           7938
                                                         -----------     -----------    -----------

TOTAL FIXED ASSETS.................................           17,354           9,817          9,898
                                                         -----------     -----------    -----------

CURRENT ASSETS
Stock..............................................              646             846            476
Trade debtors......................................           26,714          21,642         26,806
Other debtors and prepaid expenses.................            3,515           1,446            652
                                                         -----------     -----------    -----------

TOTAL CURRENT ASSETS...............................           30,875          23,934         27,934
                                                         -----------     -----------    -----------

CREDITORS DUE WITHIN ONE YEAR
Trade creditors....................................            3,006           3,328          2,712
Accrued employee compensation......................            5,536           3,872          4,259
Accrued expenses and other current liabilities.....            9,364           7,202          3,382
Deferred revenue...................................           20,731          17,979         23,806
                                                         -----------     -----------    -----------

TOTAL CURRENT LIABILITIES..........................           38,637          32,381         34,159
                                                         -----------     -----------    -----------

NET ASSETS.........................................            9,592           1,370          3,673
                                                         ===========     ===========    ===========


--------------------------------------------------------------------------------
23

PART IV_ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

3.     PRO FORMA STATEMENT OF NET ASSETS OF THE GROUP

The following unaudited pro forma statement of net assets of the Group illustrates the effect of the Disposal on the Group's net assets as if it had taken place on 30 April 2001. It is based on the unaudited consolidated financial statements of the Group for the financial year ended 30 April 2001 and has been prepared on the basis set out in the notes below.

This statement has been prepared for illustrative purposes only and because of its nature, may not give a true picture of the financial position of the Group.

                                                                                  ADJUSTMENTS
                                                                         -----------------------------

                                                           GROUP AS AT      ACT AS AT           OTHER
                                                             30 APR-01      30 APR-01     ADJUSTMENTS
                                                                   (i)           (ii)           (iii)    PRO FORMA
                                                                 L'OOO          L'OOO           L'OOO        L'OOO
------------------------------------------------------------------------------------------------------------------

FIXED ASSETS
Intangible assets...................................            81,573        (1,960)        (13,379)       66,234
Tangible assets.....................................            28,813        (7,938)                       20,375
Investments.........................................             6,860                                       6,860
                                                        --------------   ------------    ------------  -----------

TOTAL FIXED ASSETS..................................           116,746        (9,898)        (13,379)       93,469
                                                        ==============   ============    ============  ===========

Current assets
Stock...............................................               610          (476)                          134
Trade debtors.......................................            52,789       (26,806)                       25,983
Other debtors and prepaid expenses..................             5,620          (652)                        4,968
Cash and bank deposits..............................            61,200                         40,098      101,298
                                                        --------------   ------------    ------------  -----------
TOTAL CURRENT ASSETS................................           120,219       (27,934)          40,098      132,383
                                                        ==============   ============    ============  ===========

Creditors: amounts falling due within one year
Bank loans and overdrafts...........................             1,401                                       1,401
Trade creditors.....................................             7,319        (2,712)                        4,607
Accrued employee compensation.......................            13,700        (4,259)                        9,441
Current corporation tax.............................             2,606                                       2,606
Accrued expenses and other current liabilities......            12,318        (3,382)                        8,936
Deferred revenue....................................            51,498       (23,806)                       27,692
                                                        --------------   ------------    ------------  -----------

TOTAL CURRENT LIABILITIES...........................            88,842       (34,159)               0       54,683
                                                        ==============   ============    ============  ===========

NET CURRENT ASSETS..................................            31,377          6,225          40,098       77,700
                                                        ==============   ============    ============  ===========

TOTAL ASSETS LESS CURRENT LIABILITIES...............           148,123        (3,673)          26,719      171,169
Provision for liabilities and charges...............            19,657                                      19,657
                                                        ==============   ============    ============  ===========

NET ASSETS..........................................           128,466        (3,673)          26,719      151,512
                                                        ==============   ============    ============  ===========

Notes:

(i) The information in respect of the Group has been extracted without material adjustment from the Group's unaudited consolidated balance sheet as at 30 April 2001. Amounts in U.S. dollars have been translated into UK pounds using a rate of US$1.44 = Pound
       Sterling 1.OO, the rate prevailing at 30 April 2001.
(ii)   This adjustment reflects the sale of net assets of the ACT Division.
       The information in respect of the ACT Division has been extracted from the Statement of net assets on page 23.
(iii)  Other adjustments to net assets arise from the following:
       - goodwill attributable to a company which was acquired for the ACT business but which is not being sold as part of the Disposal and is therefore being written off (Pound Sterling 13.4 million).
       - the consideration due to the Group in respect of the Disposal, assuming no net asset adjustment at Completion and net of estimated transaction costs of Pound Sterling 3.4 million
              (Pound Sterling 4.01 million); had the Disposal taken place at 30 April 2001, the consideration would have been some Pound Sterling 3.3 million lower.
(iv) no material liability to corporation tax is expected to arise on the Disposal, due to the availability of tax losses.



--------------------------------------------------------------------------------
24

PART IV_ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

ERNST& YOUNG
The Directors                                             Apex Plaza
MERANT plc                                              Forbury Road
The Lawn                                                     Reading
22-30 Old Bath Road                                Berkshire RG1 lYE
Newbury
Berkshire RG14 1QN

The Directors
UBS Warburg Ltd.
1 Finsbury Avenue
London EC2M 2PP
                                                         6 July 2001

Dear Sirs

We report on the pro forma financial information set out in Part III of this document dated 6 July 2001, which has been prepared, for illustrative purposes only, to provide information about how the disposal of the ACT Division might have affected the financial information presented.


RESPONSIBILITY

It is the responsibility solely of the directors of MERANT plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.


BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of MERANT plc.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.


OPINION

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b)    such basis is consistent with the accounting policies of the issuer; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully


Ernst & Young LLP


--------------------------------------------------------------------------------
25

PART IV_ADDITIONAL INFORMATION

--------------------------------------------------------------------------------


PART IV -- ADDITIONAL INFORMATION

1.     RESPONSIBILITY

The Directors of the Company, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     DIRECTORS' AND OTHER INTERESTS

(a) As at 5 July 2001 (being the latest practicable dare prior to the publication of this document), the interests of Directors, their immediate families and persons connected with them (within the meaning of section 346 of the Act) in the issued share capital of the Company as shown on the register of directors' interests maintained under section 325 of the Act (or which would be required to be disclosed under section 325 of the Act if the connected person was a Director) or which have been notified to the Company pursuant to sections 324 and 328 of the Act, were as follows:

                                            PERCENTAGE OF
                               NO. OF        THE EXISTING                       EXERCISE PRICE
                             ORDINARY     ISSUED ORDINARY                           (PENCE PER
                               SHARES       SHARE CAPITAL       SHARE OPTIONS           SHARE)
------------------------------------------------------------------------------------------------

J Michael Gullard              77,500        0.06%                   140,000         78-287
Harold Hughes............     110,000        0.08%                    80,000         78-300
Michel Berry.............          --           --                    10,000             78
Barry X Lynn.............          --           --                    20,000         78-287
Don C Watters............          --           --                    20,000         78-459
Gary Greenfield..........      58,064        0.04%                 5,743,035        105-399

       Notes

       Certain of these holdings are held in the form of American Depositary Shares.

       33,944 of Gary Greenfield's Ordinary Shares are held by The Regents Trust, a nominee account operated by Royal Bank of Canada Trust Company (International) Limited to hold shares arising from the employee share purchase plan, beneficially owned by MERANT employees.


       Save as disclosed above, none of the Directors nor any member of their immediate families, nor any person connected with a Director within the meaning of section 346 of the Act, has any interests, beneficial or non-beneficial, in the share capital of the Company.

(b) No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by the Group during the current or immediately preceding financial year or during an earlier financial year which remains in any respect outstanding or unperformed.

(c) As at 5 July 2001 (being the latest practicable date prior to publication of this document), the Directors were aware of the following persons who were, directly or indirectly, interested in 3 per cent. or more of the existing issued ordinary share capital of the Company:

                                                       NO. OF     PERCENTAGE OF
                                                     ORDINARY      ISSUED SHARE
                                                       SHARES           CAPITAL
--------------------------------------------------------------------------------
Schroder Investment Management Limited....         19,805,121       14.67%
UBS Asset Management......................         14,298,388       10.59%
MERANT Trustees Limited...................          6,105,293        4.52%


--------------------------------------------------------------------------------
26

--------------------------------------------------------------------------------

       Save as disclosed above, the Company has not received notice and is not aware of any person who, directly or indirectly, was interested in 3 per cent. or more of the Company's issued share capital at the above date.

3.     DIRECTORS' SERVICE AGREEMENTS

(a) Mr Greenfield is the only executive director. Upon his appointment as Chief Executive Officer on 1 December 1998, he entered into a service agreement with the Company, for a fixed term of three years until 1 December 2001. This Agreement will be automatically extended for one year every 1 December unless 90 days written notice is given by the Company before that date. Upon termination for other than death, disability, or cause, or if the employee resigns for good reason, he is entitled to one year's salary and bonus and a further one year salary and bonus for services to be rendered to the Company over 12 months and for a non-competition covenant.

       The chief components of Mr Greenfield's remuneration as an executive director are as follows:

       Basic salary: The salary rate for the executive director is currently US$432,000 per annum payable in instalments less legal deductions. The rate is determined by reference to relevant market data for the countries in which the director performs his duties, and is normally reviewed on an annual basis. In general, the committee's philosophy is to have base salary rates lower than those of others in the market, with higher rates of pay for performance. In addition, the rate for the executive director takes into account the salary levels of staff as a whole in each country.

       Performance related pay: The executive director is eligible for annual performance related bonuses, which are calculated based on fixed formulae measuring MERANT's performance against targets set at the beginning of each year. Such bonuses are earned on a pro-rata basis in proportion to the level of achievement relative to the performance targets set, subject to certain minimum thresholds. The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if the performance of MERANT exceeds the targets set out at the beginning of the period. In the year ended 30 April 2001 such bonuses were based on audited revenues and earnings per share results compared to pre-determined targets. Mr Greenfield's performance base pay for the year ended 30 April 2001 was zero. Mr Greenfield did earn a US$467,600 (L338,800) bonus upon the Company entering into a definitive agreement for the sale of the ACT Division.

       Pension contributions: MERANT does not operate a pension scheme for its directors. The executive director is entitled to participate in MERANT's deferred compensation plan for U.S. based employees (401k plan), whereby MERANT will partially match employee contributions to the plan, up to a maximum contribution of 3% of the employee's eligible compensation, subject to IRS limitations.

       Other Benefits: Mr Greenfield is entitled to participate in all welfare plans and policies provided to other senior executives including medical, prescription, dental, disability, life, accidental death and travel insurance.

       Compensation for loss of office: The level of compensation offered by the Company is determined by the need to provide the executive director with a competitive package in accordance with the criteria described elsewhere in this Item 3, but would not exceed the equivalent of two years' pay (salary plus calculated portion of bonus, or performance related pay). This entitlement consists of a maximum of one year's salary and bonus as severance and an additional one year's salary and bonus for services rendered to the Company for 12 months following termination and as consideration for certain non-compete covenants. In addition, Mr. Greenfield's welfare benefit would continue for 18 months.

       Share options: The executive director is eligible to participate in the MERANT Share Option Plans. The grant of share options to the executive director is designed to ensure that an element of his remuneration is directly related to long term growth in shareholder value.

       Long term incentives: The executive director is not eligible for any other long-term incentive payments.

(b) Remuneration for non-executive directors is determined by the Board as a whole based upon the advice of an independent advisor who has provided details of comparables. Directors are not involved in any discussions or decisions about their own remuneration.


--------------------------------------------------------------------------------
27

--------------------------------------------------------------------------------


       Non-executive directors receive an annual retainer and earn additional fees for attendance at Board Meetings and for time spent on other Company related business. Fees are set within the limits stipulated in the Company's Articles of Association.

       Non-executive directors are eligible to participate in the MERANT Share Option Plans.

       None of the non-executive directors has a letter of appointment with a notice period in excess of one year, or with provision for predetermined compensation on termination of an amount which equals or exceeds one year's salary and benefits.

       J Michael Gullard, non-executive chairman, was appointed as a non-executive director in May 1995. He is paid an annual fee of US$125,000 as a Board Member plus US$2,000 for membership of each committee. He receives US$1,500 per Board meeting attended in person or US$750 per Board meeting for telephone attendance. He further receives US$1,000 per committee meeting attended in person or US$500 per committee meeting for telephone attendance. In addition Mr. Gullard was granted 20,000 ordinary shares with immediate vesting under the MERANT Share Option Plans.

       Michel Berry was appointed as a non-executive director by a letter dated 28 September 1998. He is paid an annual fee of US$16,000 as a Board Member plus US$2,000 for membership of each committee. He receives US$1,500 per Board meeting attended in person or US$750 per Board meeting for telephone attendance. He further receives US$1,000 per committee meeting attended in person or US$500 per committee meeting for telephone attendance. In addition Mr. Berry was granted 10,000 ordinary shares with immediate vesting under the MERANT Share Option Plans.

       Harold Hughes was appointed as a non-executive director in December 1993. He is paid an annual fee of US$16,000 as a Board Member plus US$2,000 for membership of each committee. He receives US$1,500 per Board meeting attended in person or US$750 per Board meeting for telephone attendance. He further receives US$1,000 per committee meeting attended in person or US$500 per committee meeting for telephone attendance. In addition Mr. Hughes was granted 10,000 ordinary shares with immediate vesting under the MERANT Share Option Plans.

       Barry Lynn was appointed as a non-executive director by a letter dated 16 August 1999. He is paid an annual fee of US$16,000 as a Board Member plus US$2,000 for membership of each committee. He receives US$1,500 per Board meeting attended in person or US$750 per Board meeting for telephone attendance. He further receives US$1,000 per committee meeting attended in person or US$500 per committee meeting for telephone attendance. In addition Mr. Lynn was granted 10,000 ordinary shares with immediate vesting under the MERANT Share Option Plans.

       Don Watters was appointed as a non-executive director by a letter dated 8 December 1999. He is paid an annual fee of US$16,000 as a Board Member plus US$2,000 for membership of each committee. He receives US$1,500 per Board meeting attended in person or US$750 per Board meeting for telephone attendance. He further receives US$1,000 per committee meeting attended in person or US$500 per committee meeting for telephone attendance. In addition Mr. Watters was granted 10,000 ordinary shares with immediate vesting under the MERANT Share Option Plans.

(c) In the year ended 30 April 2001 the aggregate of the remuneration and benefits in kind (including pension contributions) paid to the Directors by the Group was Pound Sterling460,524.

4.     LITIGATION

(a) Save as set out in paragraph (c) below, no company in the Continuing Group is, nor has it been, involved in any litigation or arbitration proceedings which may have, or have had during the twelve months preceding the date of this document, a significant effect on the Continuing Group's financial position, nor are the Directors aware of any such proceedings pending or threatened by or against any company in the Continuing Group.

(b) Save as set out in paragraph (c) below, the ACT Division is nor, nor has it been, involved in any litigation or arbitration proceedings which may have, or have had during the twelve months preceding


--------------------------------------------------------------------------------
28

--------------------------------------------------------------------------------

       the date of this document, a significant effect on the ACT Division's financial position, nor are the Directors aware of any such proceedings pending or threatened by or against ACT Division.

(c) In December 1998 and January 1999 seven class action securities complaints were filed in the United States District court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on June 9, 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of American Depositary Shares of the Company during the period from 17 June 1998 to 12 November 1998, including the former shareholders of INTERSOLV, Inc. who acquired American Depositary Shares of the Company in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning the Company's business condition and prospects. In May 1999, the Company filed a motion to transfer the matter to the Northern District of California, and the Court granted the Company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period.

       The Defendants filed a motion to dismiss the newly-amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On December 20, 2000, the Court issued a ruling granting in part and denying in part defendant's motion to dismiss. The court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the marker regarding the company's plans for its Y2K business. On February 16, 2001, the defendants answered the Second Consolidated Amended Complaint, denying the remaining allegations and asserting affirmative defenses against the claim. Because of the Court's ruling, the mandatory discovery stay of the Reform Act is no longer in effect. Plaintiffs have served document requests on the Company and document production has begun on a rolling schedule. Plaintiffs filed their motion for class certification and supporting materials on 20 April 2001. On 19 June 2001, the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order"). The Class Certification Order certified this action to proceed as a class action while preserving Defendants' rights to challenge, at a later dare, the propriety of this action proceeding as a class action, the definition of the class, and the class representatives. The Company intends to defend this litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavourable outcome of litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

5.     SIGNIFICANT CHANGE

(a) There has been no significant change in the financial or trading position of the Continuing Group since 30 April 2001, the date to which the Group's unaudited financial statements have been prepared.

(b) There has been no significant change in the financial or trading position of the ACT Division since 30 April 2001, the date to which the Group's unaudited financial statements have been prepared.

6.     SUMMARY OF THE DISPOSAL AGREEMENT

Pursuant to the terms of the Disposal Agreement, the Company has conditionally agreed to sell the ACT Division to the Purchaser for, in aggregate (i) US$62.5 million (approximately Pound Sterling45.3 million) and (ii) the assumption of certain specified liabilities (including, inter alia, all liabilities and obligations under contracts used by or for the benefit of the ACT Division (but only to the extent related to the ACT Division) and obligations to certain employees of the ACT Division.

The purchase price is subject to adjustment: to the extent that the value of net assets of the ACT Division at Completion ("the NBV") is less than US$10.0 million (approximately Pound Sterling7.2 million), the cash portion of the purchase price will be reduced by an amount equal to such shortfall and, if greater than US$10.0 million, such cash amount will be increased by the amount of such excess.


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An estimate of the NBV will be agreed between the Company and the Purchaser no later than five business days prior to Completion and the cash portion will be adjusted if necessary and paid by the Purchaser at Completion. A draft completion dare balance sheet will be prepared by the Company no later than 120 days after Completion which it will seek to agree with the Purchaser (any dispute to be finally resolved by an independent accounting firm). If the final NBV is less than estimated, the Company will pay the shortfall to the Purchaser; if more, the Purchaser will pay the excess to the Company.

The Company and Purchaser (or their respective affiliates) shall also enter into separate agreements for the sale and purchase of each portion of the assets of the ACT Division, the assumed liabilities and the shares of specified subsidiaries related to the ACT Division.

Completion is conditional on, inter alia, the passing of the Resolution and, if required, the receipt of U.S. governmental consent or approval in respect of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Company has given customary warranties and indemnities to the Purchaser in relation to the Company and the ACT Division and both parties have given mutual covenants relating, inter alia, to post-completion cooperation and personnel matters.

The Disposal Agreement is governed by the laws of the State of New York and any disputes (other than any request for injunctive relief or the determination of tangible net book value) are to be resolved by arbitration.

If the Disposal Agreement is terminated: (a) by the Seller, if, prior to the EGM, there is an offer for 10 per cent. or more of the total assets or equity securities of the ACT Division or merger or similar transaction (or public announcement of the same) (an "Acquisition Proposal") which (i) is more favourable from a financial point of view than that contained in the Disposal Agreement and is reasonably capable of being consummated in a timely manner and
(ii) the board of Directors of the Company determine is necessary to accept to comply with their fiduciary duties to Shareholders; or (h) by the Purchaser, if the board of Directors of the Company withdraws or changes its approval and favourable recommendation of the Disposal Agreement or fails to call the EGM or to post this document, then, the Company must pay to the Purchaser an amount equal to US$625,000 (approximately Pound Sterling453,000) plus the Purchaser's and its affiliates' expenses of up to US$875,000 (approximately Pound Sterling634,000) prior to such termination. If the Disposal Agreement is terminated by reason of the failure to obtain Shareholder approval to the Disposal, the Company must pay the Purchaser's and its affiliates expenses of up to US$875,000, and, if an Acquisition Proposal is completed within 12 months of such termination, an additional amount equal to US$625,000.

MERANT has also agreed, pursuant to the Disposal Agreement: (a) to enter into a transition services agreement pursuant to which each party agrees to provide certain administrative and other services required for the operation of the business of the ACT Division for transition periods for each service to be agreed between the parties at Completion and (b) to enter into a non-compete agreement in order to protect the value of the assets (including goodwill) acquired by the Purchaser, pursuant to which it will enter into (i) non-competition covenants for a period of five years from Completion (ii) mutual non-solicitation covenants with the Purchaser for a period of two years from Completion and (iii) a non-disclosure of confidential information undertaking.

The costs of the Disposal are estimated at Pound Sterling3.4 million.

7.     WORKING CAPITAL

The Company is of the opinion that, taking into account its existing resources and the net proceeds of the Disposal receivable by the Continuing Group, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

8.     MATERIAL CONTRACTS

(a) The following contracts (not being contracts entered into in the ordinary course of business) entered into by a company in the Continuing Group within the two years prior to the date of this document, are or may be material:

       (i) an agreement and plan of merger ("the Essential Software Agreement") dated 19 July 1999 entered into between MERANT Inc.
              (1), Ant-E Acquisition Corp. (a wholly-owned subsidiary of


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              MERANT, Inc.) ("Newco") (2), Essential Software Inc.
              ("Essential Software") (3) and principal shareholders of Essential Software ("Principal Shareholders") (4) pursuant to which Newco acquired the entire share capital of Essential Software for total cash consideration of up to US$15.0 million (approximately Pound Sterling10.9 million), less certain completion adjustments for transaction costs.

              Each party made the customary warranties and representations, the applicable time period for which has now expired. Essential Software also entered into non-competition covenants for a period of 3 years pursuant to a Non-Competition Agreement.

              Concurrently with the signing of the Essential Software Agreement, Essential Software and Marathon Innovations, Inc. (a newly formed, wholly-owned subsidiary of Essential Software) ("Marathon") entered into a Stock Issuance, Bill of Sale and Assumption of Liabilities Agreement, pursuant to which Essential Software agreed to sell and Marathon agreed to purchase certain assets and liabilities of Essential Software's SmartPath product division. Shares of Marathon capital stock were transferred to Essential Software and Essential Software distributed all of such shares of Marathon capital stock to the shareholders of Essential Software as a dividend conditional upon and effective immediately prior to completion of the merger. Marathon and MERANT then entered into a Master Systems Integrator Agreement pursuant to which Marathon granted MERANT a license to use certain of Marathon's software products and services internally and for development work for customers, and to resell certain products to customers in connection with a consulting engagement.

       (ii) an agreement and plan of merger dated 7 November 1999 entered into between MERANT Inc. (1) MERANT (2), ELTC Acquisition Corp. ("ELTC") (3) and EnrerpriseLink Technology Corporation ("EnrerpriseLink") (4) pursuant to which MERANT Inc. agreed to acquire, through its wholly-owned subsidiary ELTC, all of the outstanding share capital of EnterpriseLink. The total consideration for the transaction was US$21.0 million (approximately Pound Sterling15.2 million), payable as a combination of cash and assumption of debt. The Company also assumed EnterpriseLink stock options which converted into options to acquire up to 511,904 MERANT Ordinary Shares. Cash payments of US$13.2 million (approximately Pound Sterling9.6 million) were made on acquisition, and payments based on final adjustments linked to subsequent performance were made during the year ended 30 April 2001.

              Each party made the customary warranties and representations, the applicable rime period for which has now expired. On completion, Mark Hainey (the former Chief Technology Officer of EnterpriseLink) entered into an employment and non-competition agreement with MERANT Inc for a fixed period of two years (which term may be extended by mutual agreement).


       (iii) an asset sale and purchase agreement dared 8 January 2001 entered into between NetObjects, Inc. (1) and MERANT Inc. (2), pursuant to which MERANT Inc. acquired the Enterprise Division of NetObjects, Inc., for US$18.0 million (fi13.0 million). The Company made an initial cash payment of US$4.0 (Pound Sterling2.9 million), which is included in the US$18.0 million purchase price, in December 2000 in return for a license of NetObjects' Enterprise Division intellectual property. The purchase of the Enterprise Division was completed on 18 February 2001. The total consideration for the transaction, including costs, was approximately US$18.8 million (Pound Sterling13.6 million), the whole of which was payable in cash. The acquired business is a provider of Web Content Management software, and at the date of the acquisition personnel of the acquired business became an integral part of the Company's Web Content Management development initiative in the ECM division.

       (iv)   The Disposal Agreement described in paragraph 6 above.

(b) Save as set out in paragraph (a) above, there are no contracts (other than contracts entered into in the ordinary course of business) which have been entered into by any member of the Continuing Group which contain any provision under which any member of the Continuing Group has any obligation or entitlement which is material to the Continuing Group as at the date hereof.


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

(c) There are no contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the ACT Division which are or may be material to the ACT Division and none which contain any provision under which the ACT Division has any obligation or entitlement as at the dare hereof.

9.     CONSENTS

(a) UBS Warburg has given and has not withdrawn its written consent to the publication in this document with the inclusion of the references to its name in the form and context in which it appears.

(b) Ernst & Young LLP has given and has nor withdrawn its written consent to the inclusion in this document of its letter set out in Part III and the references to its name in the form and context in which it appears.


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10.    DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Macfarlanes, 10 Norwich Street, London EC4A 1BD during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until 23 July 2001:

(a)    the memorandum and articles of association of the Company;

(b) the audited financial statements for the three financial years ended 30 April 2000;

(c) the preliminary results of the Group for the financial year ended 30 April 2001;

(d) the service contract and appointment letters referred to in paragraph 3 above;

(e)    the Disposal Agreement;

(f)    the material contracts referred to in paragraph 8 above;

(g)    the consent letters referred to in paragraph 9 above;

(h)    the full text of the announcement set out in Part II of this document;
       and

(i) the pro forma statement of net assets of the Group set out in Part III of this document.

11.    FORWARD LOOKING STATEMENTS

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This circular contains forward-looking statements that include statements regarding the outlook for fiscal 2002, the progression of the transition in MERANT's sales model, reductions in operating expenses, expectations about trends in the delivery of e-business development applications, future investment in MERANT's consulting services, and MERANT's focus around its core product lines. When used in this document, the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Cobol and mainframe-related products. MERANT's ability to recruit and retain key personnel, expecially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future as well as efficiently dispose of businesses or products which are not a part of MERANT's business strategy, including MERANT's ability to complete the proposed disposition.


6 July 2001


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                                   MERANT plc
                  (Registered in England and Wales No. 1709998)

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of MERANT plc will be held at 11 am on 23 July 2001 at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, UK, for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as an ordinary resolution:

RESOLUTION

That the proposed disposal by the Company of its Application, Creation and Transformation Division ("the ACT Division") pursuant to and on the terms set out in the conditional agreement dated 11 June 2001 made between (1) the Company and (2) Micro Focus International Limited, (a company incorporated in the British Virgin Islands), together with ancillary documents effecting the transfer of the ACT Division as contemplated therein, being the Disposal Agreement described in Part IV of the circular to shareholders of the Company dated 6 July 2001, a copy of which agreement has been produced to the meeting and initialled by the chairman for identification purposes only, be and is hereby approved, and that the directors of the Company be and are hereby authorised to make any non-material changes to the terms of the Disposal Agreement, and to enter into any documents pursuant to the terms of the Disposal Agreement on behalf of the Company, as they may consider to be necessary or expedient to implement those transactions and arrangements contemplated by the Disposal Agreement.

Registered Office:                                      By Order of the Board
The Lawn                                                        Leo Millstein
22-30 Old Bath Road                                         Company Secretary
Newbury
Berkshire                                                         6 July 2001
RG14 1QN

Notes:

(i) A member entitled to attend and note is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(ii) A form of proxy is enclosed which yon are invited to complete and to return. Completion and return of the form of proxy in accordance with the instructions thereon will not preclude yon from attending in person and voting at the Meeting, instead of your proxy, if you so wish.

(iii) The form of proxy and the power of attorney or other authority (if any) under which it is signed should be deposited at the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, not later than 11 am on 21 July 2001.

(iv) Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, only those shareholders registered in the register of members of the Company 48 hours before the meeting will be entitled to attend and vote at the Meeting in respect of the number of shares registered in their name at that time. Subsequent changes to the register will be disregarded in determonng the right of any person to attend or vote at the Meeting.




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                                   MERLIN PLC

                          EXTRAORDINARY GENERAL MEETING
                              23 JULY 2001 AT 11 AM

                                  FORM OF PROXY

I/We................................................................ of
 ....................................................................
 .........................* being (a) holder(s) of ordinary shares of 2p each in the capital of MERLIN PLC ("the Company") hereby appoint the Chairman of the
Meeting ** ......................................................... as my/our
proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting to be held at the offices of UBS Warburg Limited, 1 Finsbury Avenue, London EC2M 2PP at 11 am on 23 July 2001 and at any adjournment thereof, and in respect of the resolution set forth in the notice of extraordinary meeting dated 6 July 2001 ("the Notice of Meeting"), to vote as follows:-

------------------------------------------------------------------------------------------------------------------------
RESOLUTION                                                                           FOR***                AGAINST***


------------------------------------------------------------------------------------------------------------------------
Ordinary Resolution to approve the disposal by the Company of the ACT Division pursuant to the Disposal Agreement (as each term is defined in the Notice of
Meeting) and to authorise the directors of the Company to make any non-material changes to the Disposal Agreement, and enter into any documents pursuant to the
Disposal Agreement, as they may consider necessary or expedient to implement those transactions and arrangements contemplated by the Disposal Agreement.

------------------------------------------------------------------------------------------------------------------------


Signed........................................  Date........................2001
(To be valid this Form of Proxy must be signed)



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